As filed with the Securities and Exchange Commission on May 13, 2014

REGISTRATION NO. 033-63560 and 811-7762

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 63	☒

AND/OR
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

AMENDMENT NO. 65	☒

(CHECK APPROPRIATE BOX OR BOXES)

FIRST EAGLE FUNDS
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

1345 AVENUE OF THE AMERICAS
NEW YORK, NY 10105
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 698-3300

SUZAN AFIFI

FIRST EAGLE FUNDS

1345 AVENUE OF THE AMERICAS

NEW YORK, NY 10105
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPY TO:
NATHAN J. GREENE, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NY 10022

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A (File No. 33-63560) of First Eagle Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 63 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibit (d)(9) filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 63 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 63 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

FIRST EAGLE FUNDS
PART C

OTHER INFORMATION

Item 28. Exhibits

EXHIBIT
(a)	—	Declaration of Trust of Registrant. (5)
(b)	—	Amended and Restated By-Laws of the Registrant. (8)
(c)	—	Specimen Certificates representing shares of Common Stock ($.001 par value). (1)
(d)(1)	—	Amended and Restated Investment Advisory Contract between the Registrant and First Eagle Investment Management, LLC (“FEIM”). (10)
(d)(2)	—	Amended and Restated Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle Fund of America. (15)
(d)(3)	—	Sub-advisory Agreement between FEIM and Iridian Asset Management LLC with respect to the First Eagle Fund of America. (10)
(d)(4)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle High Yield Fund. (12)
(d)(5)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle Global Income Builder Fund. (14)
(d)(6)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle Absolute Return Fund. (16)
(d)(7)	—	Investment Advisory Contract between First Eagle Absolute Return Cayman Fund, Ltd., on behalf of First Eagle Absolute Return Fund, and FEIM. (16)
(d)(8)	—	FEIM side letter with respect to FEIM advisory fee for First Eagle Absolute Return Fund. (16)
(d)(9)	—	FEIM side letter with respect to FEIM operating expenses waiver for First Eagle Absolute Return Fund is filed herewith.
(e)(1)	—	Amended and Restated Underwriting Agreement between the Registrant and FEF Distributors, LLC. (“FEF Distributors”). (16)
(e)(2)	—	Forms of Selling Group Agreement. (16)
(f)	—	Not applicable.
(g)(1)	—	Custody Agreement between the Registrant and State Street Bank and Trust Company.(6)
(g)(2)	—	Special Custody Agreement between the Registrant and HSBC Bank USA.(4)
(g)(3)	—	Transfer Agency and Registrar Agreement between the Registrant and DST Systems, Inc. (2)
(g)(4)	—	Investment Accounting Agreement between the Registrant and State Street Bank and Trust Company. (3)
(g)(5)	—	Tax Services Agreement between the Registrant and State Street Bank and Trust Company. (8)
(h)(1)	—	Fee Waiver and Expense Reimbursement Agreement between the Registrant (on behalf of First Eagle High Yield Fund) and FEIM. (13)
(h)(2)	—	Fee Waiver and Expense Reimbursement Agreement between the Registrant (on behalf of First Eagle Global Income Builder Fund) and FEIM. (14)
(h)(3)	—	Fee Waiver and Expense Reimbursement Agreement between the Registrant (on behalf of First Eagle Absolute Return Fund) and FEIM. (16)
(h)(4)	—	Administrative Services Agreement between the Registrant (on behalf of First Eagle High Yield Fund) and FEIM. (14)
(h)(5)	—	Administrative Services Agreement between the Registrant (on behalf of First Eagle Global Income Builder Fund) and FEIM. (14)
(h)(6)	—	Administrative Services Agreement between the Registrant (on behalf of First Eagle Absolute Return Fund) and FEIM. (16)
(i)	—	Not applicable.
(j)(1)	—	Consent of PricewaterhouseCoopers LLP. To be filed by amendment.
(j)(2)	—	Shearman & Sterling LLP Opinion with respect to 2004 Reorganization.(7)
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EXHIBIT
(j)(3)	—	Stradley Ronan Stevens & Young, LLP Opinion with respect to the tax consequences of the 2011 Reorganization. (12)
(j)(4)	—	Richards, Layton & Finger, P.A. Opinion with respect to the offering of shares of First Eagle Absolute Return Fund. (16)
(k)	—	Not applicable.
(l)	—	Not applicable.
(m)	—	Amended and Restated Rule 12b-1 Distribution Plan and Agreement between the Registrant and FEF Distributors. (16)
(n)	—	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3. (16)
(o)	—	Not applicable.
(p)	—	Code of Ethics.(8)
(q)(1)	—	Power of Attorney. (11)
(q)(2)	—	Powers of Attorney. (16)

(1)	Incorporated herein by reference to Pre-Effective Amendment No. 2 filed on or about August 30, 1993.
(2)	Incorporated herein by reference to Post-Effective Amendment No. 4 filed on or about July 25, 1997.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 13 filed on or about February 28, 2001.
(4)	Incorporated herein by reference to Pre-Effective Amendment No. 20 filed on or about December 27, 2002.
(5)	Incorporated herein by reference to Post-Effective Amendment No. 23 filed on or about December 30, 2004.
(6)	Incorporated herein by reference to Post-Effective Amendment No. 25 filed on or about February 27, 2006.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 26 filed on or about February 27, 2007.
(8)	Incorporated herein by reference to Post-Effective Amendment No. 28 filed on or about February 26, 2009.
(9)	Incorporated herein by reference to Post-Effective Amendment No. 31 filed on or about February 24, 2010.
(10)	Incorporated herein by reference to Post-Effective Amendment No. 32 filed on or about February 24, 2011.
(11)	Incorporated herein by reference to Post-Effective Amendment No. 37 filed on or about October 14, 2011.
(12)	Incorporated herein by reference to Pre-Effective Amendment No.1 on Form N-14 filed on or about November 28, 2011.
(13)	Incorporated herein by reference to Post-Effective Amendment No. 39 filed on or about December 21, 2011.
(14)	Incorporated herein by reference to Post-Effective Amendment No. 44 filed on or about February 24, 2012.
(15)	Incorporated herein by reference to Post-Effective Amendment No. 52 filed on or about March 1, 2013.
(16)	Incorporated herein by reference to Post-Effective Amendment No. 62 filed on or about May 1, 2014.
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Item 29. Person Controlled or Under Common Control With Registrant

None.

Item 30. Indemnification

Reference is made to the provisions of Article Three, Section Seven and Article Seven, Section Two of Registrant’s Declaration of Trust, which document is incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A (File No. 811-7762) filed on December 30, 2004, together with the entirety of Article Six of Registrant’s Amended and Restated By-Laws, which document is incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (File No. 811-7762) filed on February 26, 2009.

The general effect of these provisions, and related statutory indemnification benefits as may be available under Delaware or other applicable state or federal laws, is to protect trustees, officers, employees and agents of Registrant against legal liability and expenses incurred by reason of their service to Registrant. In accord with the foregoing, Registrant shall indemnify its trustees, officers, employees and agents against judgments, fines, penalties, settlements and expenses to the fullest extent authorized, and in the manner permitted, by applicable state and federal law.

In addition, the Registrant will maintain a trustees’ and officers’ errors and omissions liability insurance policy protecting directors and officers against liability for claims made by reason of any acts, errors or omissions committed in their capacity as trustees or officers. The policy will contain certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

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Item 31. Business and Other Connections of Investment Adviser

First Eagle Investment Management, LLC is the Registrant’s investment adviser. Its primary office is located at 1345 Avenue of the Americas, New York, New York, 10105. In addition to the Registrant, First Eagle Investment Management, LLC acts as investment adviser to First Eagle Variable Funds and to certain investment vehicles and accounts not subject to registration with the Securities and Exchange Commission.

First Eagle Investment Management, LLC is a wholly owned subsidiary of ASB Holdings, a privately-owned holding company organized under the laws of the State of New York, which has a substantial amount of assets under management in the form of individual accounts, and, through the Adviser, fund accounts. In connection with FEF Distributors, LLC, a wholly owned subsidiary of the Adviser, registered broker-dealer and the principal underwriter to the Registrant, ASB Holdings is substantially involved in the distribution of mutual fund shares. The business and other connections of the Adviser’s directors and officers are as follows:

Name	Position with the Adviser	Business and Other Connections

Henry H. Arnhold	Director	Chairman Emeritus of the Board of Arnhold and S. Bleichroeder Holdings, Inc.; President and Director, The Arnhold Foundation; Director, Arnhold Ceramics; Trustee, The New School for Social Research; Director, Conservation International

John P. Arnhold	Chairman, Chief Investment Officer and Director	Co-President, Co-CEO and Director, Arnhold and S. Bleichroeder Holdings, Inc.; Chairman, CEO and Director, FEF Distributors, LLC; President and Trustee, First Eagle Funds and First Eagle Variable Funds; Chairman and Director, Arnhold Ceramics; Director, The Arnhold Foundation; Director, The Mulago Foundation; Director, WNET.org; Trustee, UC Santa Barbara Foundation; Director, Educational Broadcasting Corporation; Trustee, Trinity Episcopal Schools Corp.; Trustee, Vassar College; Trustee, Jazz at Lincoln Center; Managing Member, New Eagle Holdings Management Company, LLC; Director, First Eagle Amundi SICAV

Michael M. Kellen	Vice Chairman	Co-President and Co-CEO, Arnhold and S. Bleichroeder Holdings, Inc.; Director, FEF Distributors, LLC; Managing Member, New Eagle Holdings Management Company, LLC

Bridget A. Macaskill	President, Chief Executive Officer, Director	Director, Arnhold and S. Bleichroeder Holdings, Inc.; Board Member, Prudential plc; CREF Trustee, TIAA-CREF; Trustee, William T. Grant Foundation; Trustee, North Shore Alliance; previously until 2009, Independent Consultant appointed under the terms of the Global Research settlement, Merrill Lynch and Principal and Founder, BAM Consulting, LLC

Mark D. Goldstein	General Counsel, Chief Compliance Officer and Senior Vice President	General Counsel and Secretary, Arnhold and S. Bleichroeder Holdings, Inc.; Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; prior to March 2010, Chief Compliance Officer, Good Hope Advisers, LLC

Robert Bruno	Senior Vice President	President, FEF Distributors, LLC; Senior Vice President, First Eagle Funds and First Eagle Variable Funds
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Lynn Perkins	Chief Financial Officer	Prior to February 2013, Managing Director and Global Chief Operating Officer, Credit Suisse Asset Management, Distribution

Additional information regarding First Eagle Investment Management, LLC is provided in the body of this Registration Statement on Form N-1A under the heading “Investment Advisory and Other Services.”

Item 32. Principal Underwriters

(a)	FEF Distributors, LLC is the Registrant’s distributor (the “Distributor”). It also serves as principal underwriter for First Eagle Variable Funds.

(b)	The positions and offices of the Distributor’s directors and officers who serve the Registrant are as follows:

Name and Business Address*	Position and Offices with Underwriter	Position and Offices with Registrant

John P. Arnhold	CEO, Chairman and Director	President and Trustee
Robert Bruno	President	Senior Vice President
Mark D. Goldstein	Secretary	Chief Compliance Officer
Joseph Tropeano	Chief Compliance Officer	None
Suzan J. Afifi	Vice President	Secretary and Vice President
Michael Luzzatto	Vice President	Vice President

*	The address of each person named above is 1345 Avenue of the Americas, New York, New York 10105.

(c) The Registrant has no principal underwriter which is not an affiliated person of the Registrant.

Item 33. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained at the offices of the Registrant, 1345 Avenue of the Americas, New York, NY 10105 with the exception of certain accounts, books and other documents which are kept by the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 and registrar and shareholder servicing agent, DST Systems, Inc., P.O. Box 419324, Kansas City, Missouri, 64141-6324.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

The Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the question of removal of a director, if requested to do so by the holders of at least 10% of a Fund’s outstanding shares, and that it will assist communication with other shareholders as required by Section 16(c) of the Investment Company Act of 1940.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, as of the 13th day of May, 2014.

FIRST EAGLE FUNDS

By:	/s/ JOHN P. ARNHOLD
JOHN P. ARNHOLD
PRESIDENT

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ LISA ANDERSON*	Trustee	May 13, 2014
(LISA ANDERSON)
/s/ JOHN P. ARNHOLD*	Trustee	May 13, 2014
(JOHN P. ARNHOLD)
/s/ JEAN-MARIE EVEILLARD*	Trustee	May 13, 2014
(JEAN-MARIE EVEILLARD)
/s/ CANDACE K. BEINECKE*	Trustee	May 13, 2014
(CANDACE K. BEINECKE)
/s/ JEAN D. HAMILTON*	Trustee	May 13, 2014
(JEAN D. HAMILTON)
/s/ JAMES E. JORDAN*	Trustee	May 13, 2014
(JAMES E. JORDAN)
/s/ WILLIAM M. KELLY*	Trustee	May 13, 2014
(WILLIAM M. KELLY)
/s/ PAUL J. LAWLER*	Trustee	May 13, 2014
(PAUL J. LAWLER)
/s/ JOSEPH MALONE*	Chief Financial Officer	May 13, 2014
(JOSEPH MALONE)

*By:	/S/ SUZAN AFIFI
Suzan Afifi
Power-of-Attorney
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SIGNATURES

First Eagle Absolute Return Cayman Fund, Ltd. has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, as of the 13th day of May, 2014.

FIRST EAGLE ABSOLUTE RETURN CAYMAN FUND, LTD.

SIGNATURE	CAPACITY	DATE

/s/ PETER HUBER*	Director	May 13, 2014
(PETER HUBER)
/s/ GLENN MITCHELL*	Director	May 13, 2014
(GLENN MITCHELL)

*By:	/S/ SUZAN AFIFI
Suzan Afifi
Power-of-Attorney

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EXHIBIT INDEX

(d)(9)	FEIM side letter with respect to FEIM operating expenses waiver for First Eagle Absolute Return Fund.
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